06003893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40330

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MC FINANCIAL SERVICES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 THIRD AVENUE
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAKAJIRO ISHIKAWA **(212) 644-1843**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALIBELLO & BRODER LLP
(Name – *if individual, state last, first, middle name*)

633 THIRD AVENUE, 13TH FLOOR	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Takajiro Ishikawa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

MC Financial Services Ltd., as

of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York } ss

Sworn to and subscribed before
on this 23rd day of FEBRUARY 2006

Notary Public

VILMA GUTIERREZ
NOTARY PUBLIC, STATE OF NEW YORK
NO. 24-01GU4836394
QUALIFIED IN KINGS COUNTY
CERT. FILED IN NEW YORK CO.
COMM. EXPIRES MAY 31, 2007

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC FINANCIAL SERVICES LTD.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

As of December 31, 2005
With Independent Auditors' Report
And Independent Auditors' Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Board of Directors
MC Financial Services Ltd.
New York, New York

We have audited the accompanying statement of financial condition of MC Financial Services Ltd. (the "Company") as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the financial position of MC Financial Services, Ltd. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition, and in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Salibello & Broder LLP

February 27, 2006

MC FINANCIAL SERVICES LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Assets

Cash and cash equivalents	$	4,515,519
Receivable from affiliates		58,119
Accounts receivable		7,040
Property, equipment, and leasehold improvements at cost less accumulated depreciation and amortization of $47,732		483,373
Other assets		254,397
Total assets	$	5,318,448

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	295,440
Payable to affiliates		606,734
Deferred tax liability		5,132
Total liabilities		907,306
Shareholder's equity:		
Common stock, par value $10,000 per share (500 share authorized, 306 shares issued and outstanding)		3,060,000
Additional paid-in-capital		1,237,152
Retained earnings		113,990
Total stockholder's equity		4,411,142
Total liabilities and stockholder's equity	$	5,318,448

The accompanying notes are an integral part of these financial statements.

MC FINANCIAL SERVICES LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Note 1 - Organization and nature of business

MC Financial Services Ltd. (the "Company") was owned 51% by Mitsubishi International Corporation ("MIC") and 49% by Mitsubishi Corporation ("MC") until December 30, 2005. On December 31, 2005, MC sold its 49% interest to MIC. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company is organized to provide investment banking, merger and acquisition advice to affiliated companies and clients.

Note 2 - Significant accounting policies

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, which require management to make estimates that affect the reported amounts and disclosures in the financial statement. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes consulting revenues as earned. Certain projects have retainer fees, which are recognized as income when earned. The Company manages funds on behalf of the parent companies for which it receives management and incentive fees based at an agreed upon rate. Such fees are recognized as earned.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Property and equipment are depreciated over their estimated useful lives of three to five years, and leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes* ("SFAS 109"). Federal, state and local income tax returns are filed on a separate company basis.

Cash and Cash Equivalents

The Company has included in cash and cash equivalents highly liquid time deposits with maturities, when purchased, of 90 days or less. These balances are deposited with one bank. Deposits amounting to $2,750,000 are held in an overseas branch of the bank.

Note 2 - Significant accounting policies (continued)

Fair Value of Financial Instruments

Substantially all financial instruments on the Company's statement of financial condition are carried at fair value or amounts which approximate fair value.

Note 3 - Related party transactions

The Company provides management and consulting services for MIC, MC and other affiliates.

At December 31, 2005, receivables (relating to billings for management and consulting fees) from and payables (relating to reimbursement for expenses) to affiliates were $58,119 and $606,734, respectively.

See Note 7 for lease disclosure.

Note 4 - Property, equipment and leasehold improvements

Property, equipment and leasehold improvements at December 31, 2005 are as follows:

Leasehold improvements	$	441,539
Office equipment		64,078
Furniture and fixtures		25,188
		530,805
Less: accumulated depreciation and amortization		47,432
Property, equipment and leasehold improvements - net	$	483,373

Note 5 – Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2005.

Note 6 - Income taxes

At December 31, 2005, the Company had prepaid income taxes of $99,679, which is included in other assets on the statement of financial condition.

Deferred taxes relate to differences in computing depreciation for book and tax. No valuation allowance has been established and management believes that it is more likely than not that such asset will be realized.

Note 7 - Commitments and contingencies

Leases

In January 2005, the Company entered into a sub-lease agreement with MIC for temporary office space. In October 2005, this lease agreement was cancelled and the Company was released from the commitment without any additional changes. In October 2005, the Company entered into an oral lease agreement with MIC and is negotiating a long-term lease with an expected term through 2022. The minimum annual rental commitments under the proposed lease total approximately $3.5 million.

Note 8 - Net capital requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $856,338 which was $756,338 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital was 1.06 to 1.

SUPPLEMENTARY INFORMATION

SCHEDULE I

MC FINANCIAL SERVICES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Total stockholder's equity		$ 4,411,142
Non-allowable assets:		
Overseas time deposit	2,750,000	
Receivables:		
Receivable from affiliates	58,119	
Accounts receivable	7,040	
Property, equipment, and leasehold improvements, net	483,373	
Other assets	254,397	3,552,929
Net capital before haircuts		858,213
Haircuts on certificate of deposit		1,875
Net capital		$ 856,338
Aggregate indebtedness		$ 907,306
Minimum net capital required (greater of $100,000 or 6.67% of aggregate indebtedness)		$ 100,000
Excess net capital		$ 756,338
Ratio: Aggregate indebtedness to net capital		1.06 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

MC FINANCIAL SERVICES LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Board of Directors
MC Financial Services Ltd.
New York, New York

In planning and performing our audit of the statement of financial condition and supplementary information of MC Financial Services Ltd. (the "Company") as of December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

However, we noted the following condition involving the Company's internal control:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company as of December 31, 2005, and this report does not affect our report thereon dated February 23, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello & Broder LLP

February 27, 2006